Filed by Barrick Gold Corporation (Commission File No. 001-09059)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Newmont Mining Corporation
Commission File No.:  001-31240

The following communication was distributed by Barrick Gold Corporation to certain shareholders on February 25, 2019.

BARRICK GOLD CORPORATION TD Canada Trust Tower 161 Bay Street, Suite 3700 Toronto, ON M5J 2S1 Canada Tel +1 416 861 9911 Fax +1 416 861 2482 www.barrick.com

February 25, 2019

Dear Barrick/Newmont Shareholder

Today Barrick proposed a merger with Newmont which we believe will be overwhelmingly in the interest of both companies’ shareholders.

We believe the rationale is so compelling, and the benefits to both sets of shareholders so obvious, that it warrants the support of all investors.  Synergies between the two companies represent a net asset value of more than $7 billion.  More important, the merger will create a business with the world’s largest portfolio of Tier One gold assets, the highest level of free cash flow to drive future growth and support sustainable shareholder returns, run by a management team with an unparalleled record of delivering sustainable value.

If you need to know more about the proposed transaction, please refer to contact details below.  If you have any further questions, feel free to call me.

Yours sincerely

Mark Bristow
Barrick President and CEO

ENQUIRIES:
President and chief executive Mark Bristow +1 647 205 7694 +44 788 071 1386	Senior executive vice-president and chief financial officer Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & media relations Kathy du Plessis +44 20 7557 7738 Email: barrick@dpapr.com

Website:  www.barrick.com

Additional Information and Where to Find It
Barrick may file a registration statement on Form F-4 containing a prospectus of Barrick with the SEC in connection with the proposed transaction or a proxy statement (the “Barrick Proxy”) in connection with Newmont’s special meeting of stockholders.  Any definitive proxy statement or final prospectus will be sent to the stockholders of Newmont.  Investors and security holders are urged to read the Barrick Proxy, the prospectus and any other relevant document filed with the SEC if and when they become available, because they will contain important information about Barrick, Newmont and the proposed transaction.  The Barrick Proxy, the prospectus and other documents relating to the proposed transaction (if and when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents (if and when they become available) can also be obtained free of charge from Barrick by directing a request to: Barrick Investor Relations: +1 416 861-9911, toll free (North America) at 1-800-720-7415 and 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1, Canada.

Participants in Solicitation
This communication is a not a solicitation of a proxy from any investor or securityholder.  However, Barrick and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Newmont stockholders in connection with Newmont’s special meeting of stockholders under the rules of the SEC.  Certain information about the directors and executive officers of Barrick may be found in its 2017 Annual Report on Form 40-F filed with the SEC on March 26, 2018.  Additional information regarding the interests of these participants will also be included in the proxy statement and the prospectus regarding the proposed transaction if and when they become available.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.